FILED BY NORANDA INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: FALCONBRIDGE LIMITED
COMMISSION FILE NO: 333-123547
NORANDA INC. COMMISSION FILE NO. 333-123546

The following is the slide presentation used at the First Quarter Conference Call of Noranda Inc. on April 26, 2005.

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FILED BY NORANDA INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: FALCONBRIDGE LIMITED
COMMISSION FILE NO: 333-123547
NORANDA INC. COMMISSION FILE NO. 333-123546

[LOGO]

First Quarter 2005 Conference Call

April 26th 2005

[GRAPHIC]

[LOGO]

Forward-Looking Statements

Noranda cautions that statements made to describe the Company’s intentions, expectations or predictions may be “forward-looking statements” within the meaning of securities laws. The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and that the Company’s actual results could differ materially from those expressed or implied in such statements. Reference should be made to the most recent Annual Information Form for a description of the major risk factors.

Investor Information

This communication is being made in respect of (a) the offer (the “Falconbridge Offer”) by Noranda Inc. to acquire all of the outstanding common shares of Falconbridge Limited (other than shares owned by Noranda) on the basis of 1.77 Noranda common shares for each Falconbridge common share and (b) the issuer bid (the “Preference Share Exchange Offer”) by Noranda to repurchase approximately 63.4 million Noranda common shares in exchange for three new series of preference shares.  In connection with the Falconbridge Offer and the Preference Share Exchange Offer, Noranda filed with the U.S. Securities and Exchange Commission (the “SEC”) registration statements on Form F-8 containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge and an issuer bid circular to be delivered to shareholders of Noranda.  Noranda, if required, will be filing other documents regarding the transactions with the SEC.

INVESTORS ARE URGED TO READ CAREFULLY THE SHARE EXCHANGE TAKE-OVER BID CIRCULAR AND THE ISSUER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain documents filed with the SEC free of charge at the SEC’s website (www.sec.gov).  In addition, documents filed with the SEC by Noranda may be obtained free of charge by contacting Noranda at (416) 982-7111.

Speakers

•                                          Derek Pannell

President and Chief Executive Officer

•                                          Steve Douglas

Executive Vice-President and Chief Financial Officer

[LOGO]

First Quarter 2005

Derek Pannell President and CEO

April 26th 2005

[GRAPHIC]

Q1 2005 Results

	1st Qtr		Y-O-Y
US$ millions, except per share amounts	2005	2004	Change

Net income	$176	$152	$24

Per share - basic	$0.58	$0.50	0.08
Per share - diluted	$0.57	$0.49	0.08

Income generated by operating assets	$455	$361	94

•                              Record first quarter earnings with each business unit reporting increases

•                              Income generated by operating assets increased to $455 million from $361 million in the first quarter of 2004

•                              Operating performance, metal prices and markets remain strong

Review of Operations

Copper

•                              Overall

•                              Copper concentrate production increased to 119,000 tonnes from 100,000 tonnes in Q1/04

•                              Refined copper production decreased to 131,000 tonnes from 144,000 tonnes in Q1/04 due to decreased output at Altonorte, Horne and CCR

•                              Collahuasi

•                              Output increased 33% over Q1/04 due to expansion and transition now providing greater mill throughput and recovery

•                              Failure at SAG mill # 3 will impact Q2/05 production by an estimated 9,000 tonnes

•                              Antamina

•                              Achieved higher than plan ore grades and recoveries and surpassed Q1/04 copper production by 21%

•                              Average realized molybdenum price was $24/lb.

•                              Lomas Bayas

•                              Production was on plan and 600 tonnes greater than Q1/04

•                              Altonorte

•                              Scheduled maintenance reduced output by 6,000 tonnes versus Q1/04

•                              Kidd Creek

•                              Mine achieved 20% higher copper concentrate production and 32% greater zinc concentrate production

•                              Horne/CCR

•                              Both Horne and CCR production were lower during the quarter

•                              CCR production was affected by decreased production and shipping delays from Altonorte

•                              2005 mine production estimate

•                              496,000 tonnes of contained copper

Nickel

•                         Overall – total contained nickel production increased to 28,000 tonnes during the quarter from 27,000 tonnes in Q1/04

•                        Subsequent to the end of quarter, announced joint-venture agreement with Barrick Gold on Kabanga deposit in Tanzania

•                         INO

•                        Mined nickel production increased to 14,000 tonnes from 11,000 tonnes in Q1/04, largely due to impact of new Montcalm mine

•                        Nikkelverk refined nickel production set a new record at 21,500 tonnes

•                        2005 refined nickel production estimate is 85,000 tonnes

•                         Falcondo

•                        Ferronickel production was 1,500 tonnes below Q1/04 due to a difficult start-up after a maintenance shutdown and due to the effects of heavy rains

•                        2005 ferronickel production estimate is 28,000 tonnes

Zinc

•                              Overall

•                              Total contained zinc production decreased to 117,000 tonnes during the quarter from 145,000 tonnes in Q1/04

•                              The decrease was mostly due to the closure of the Bell Allard mine in 2004

•                              Brunswick mine and smelter

•                              Contained zinc in concentrate decreased to 67,000 tonnes versus 74,000 tonnes a year ago

•                              Lead smelter production was below plan during the quarter at 22,000 tonnes due to an unplanned maintenance shutdown

•                              CEZ

•                              Produced 67,000 tonnes of refined zinc versus 69,000 tonnes in Q1/04

•                              2005 mine production estimate

•                              470,000 tonnes of contained zinc metal

Aluminum

•                              Primary

•                              Highest ever smelter production at 61,000 tonnes

•                              Received all final approvals for the new 15-year power supply agreement

•                              Fabricated

•                              Rolled and foil products also achieved record sales at 46,000 tonnes, an increase of 8% over Q1/04

•                              Demand and product margins remain at historically high levels

•                              2005 production estimates

•                              253,000 tonnes of primary aluminum

•                              181,000 tonnes of foil products

Operational Highlights

•                              Six Sigma

•                              Completed 25 projects during the quarter at an average contribution value of $404,000 per project

•                              First quarter annualized contribution of $10 million per year

•                              Good overall cost performance, however:

•                              Impacted by higher unit costs due to:

•                        Reduced copper feeds throughput through smelters and impact of further depreciation of the U.S. dollar

•                        Reduced zinc mine production due to closure of Bell Allard

•                        Increased energy costs at Falcondo

•                              Higher costs were offset somewhat by:

•                              Increased by-product revenues from molydenum and sulphuric acid

[LOGO]

1st Quarter 2005 Financial Review

Steve Douglas Chief Financial Officer

April 26th 2005

[GRAPHIC]

Q1 2005 Results

•                              First quarter net income increased to $176 million ($0.58 per common share)

•                              higher metal prices

•                              higher production levels

•                              energy and exchange rates and higher taxes offset gains

•                              Income from operating assets increased to $455 million versus $361 million in Q1 2004

•                              Realized prices were higher for all metals: copper 32%, nickel 2%, zinc 21% and aluminum 16%

•                              Net-debt-to-capitalization ratio reduced to 35%, from 39% at year end 2004 and 44% one year ago

Consolidated Results

	1st Qtr		Indicative Pro-Forma(1)
US$ millions, except per share information	2005	2004	2005
Revenues	1,976	1,653	1,976

Operating expenses
Cost of operations	628	464	627
Purchased raw materials	775	711	775
Depreciation, amortization and accretion	118	117	131
	1,521	1,292	1,533

Income generated by operating assets	455	361	443

Interest expense, net	32	29	52
Corporate and general administration	17	13	17
Research, development and exploration	12	7	12
Minority interest in earnings of subsidiaries	94	79	3
Income before undernoted	300	233	359

Other expense (income)	1	(5)	1
Tax expense	123	86	119
Net income	176	152	239

Basic earnings per common share	$0.58	$0.50	$0.64
Diluted earnings per common share	$0.57	$0.49	$0.63

Note 1: The pro-forma financial statements may not be indicative of results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that  may be obtained in the future.

Exchange and Prices

Impact of changes

1St Qtr 2005 Vs. 1st Qtr 2004

[CHART]

Earnings Variance

1st Qtr 2005 vs 1st Qtr 2004

	$ Millions	$ Per Share

Metal prices	139	0.47
Exchange	(26)	(0.09)
Energy costs	(17)	(0.06)
Volumes	82	0.28
Costs and other	(84)	(0.28)
Total income generated by operating assets	94	0.32

Interest, admin., exploration & other	(18)	(0.06)
Minority interest	(15)	(0.05)
Tax expense	(37)	(0.13)

Total	24	0.08

[LOGO]

1st Quarter 2005 Operational Review

April 26th 2005

[GRAPHIC]

Income Generated by Operating Assets (EBIT)

US$ millions	1st Qtr
	2005	2004

Copper	286	187
Nickel	223	219
Zinc	15	20
Aluminum	47	25
Other	2	27
Depreciation, amortization and accretion	(118)	(117)

Income generated by operating assets	455	361

Key Operating Metrics

	1st Qtr
	2005	2004
Copper
Sales volumes - 000 tonnes
Copper concentrate	66	41
Zinc (metal and concentrate)	56	41
Copper cathode	117	117
Concentrate processed	445	490
Net operating cash cost - US$ per lb.	$0.35	$0.25

Nickel
Sales volumes - 000 tonnes
Nickel	21	18
Ferronickel	7	7
Net operating cash cost - US$ per lb.
INO	$2.51	$2.60
Falcondo	$3.88	$2.95

	1st Qtr
	2005	2004
Zinc
Contained zinc in concentrate - 000 tonnes	60	74
Net operating cash cost - US$ per lb.	$0.40	$0.33

Aluminum
Sales volumes - 000 tonnes
Primary	62	61
Fabricated	46	42
Primary net operating cash cost* - US$ per lb.	$0.59	$0.57
Fabrication spread - US$ per lb.	$0.47	$0.43

* Cash cost, net of metal and value-added premiums

[LOGO]

1st Quarter 2005 Financial Position

April 26th 2005

[GRAPHIC]

Consolidated Balance Sheet

			Indicative Pro-Forma(1)
US$ millions	31-Mar-05	31-Dec-04	31-Mar-05
ASSETS
Cash and cash equivalents	$1,000	$884	$981
Accounts receivable	957	948	973
Metals and other inventories	1,471	1,436	1,530
	3,428	3,268	3,484
Operating capital assets	4,892	4,870	6,243
Development projects	1,134	1,166	2,022
Investments and other assets	328	324	275
TOTAL ASSETS	$9,782	$9,628	$12,024

LIABILITIES AND EQUITY
Accounts and taxes payable	$1,242	$1,265	$1,242
Debt due within one year	591	570	597
	1,833	1,835	1,839
Long-term debt	2,574	2,736	2,570
Preferred shares	121	122	1,371
Future income taxes	371	304	1,021
Asset retirement obligation, pension and other provisions	600	595	697
Stockholders’ interests
Interests of other shareholders	1,296	1,197	193
Shareholders equity	2,987	2,839	4,333
	4,283	4,036	4,526
TOTAL LIABILITIES AND EQUITY	$9,782	$9,628	$12,024

Note 1: The pro-forma financial statements may not be indicative of results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that  may be obtained in the future.

Operating Assets

US$ millions	31-Mar 2005	31-Dec 2004

Copper	2,858	2,890
Nickel	1,151	1,078
Zinc	150	158
Aluminum	696	702
Other	37	42
Total	$4,892	$4,870

Development Projects

Projects Under Development	Book Value	Resource Category	Tonnes	Grade
				Copper	Zinc	Nickel
	$ millions		(millions)	(%)	(%)	(%)
Copper
Kidd Creek Mine D, Ontario	$430	Inferred	15.3	3.00	4.60	—

Nickel
Koniambo, New Caledonia	177	Measured	32.4	—	—	2.21
		Indicated	109.7	—	—	2.10
		Inferred	156.0	—	—	2.20

Nickel Rim South	118	Inferred	13.4	3.30	—	1.80

Magnesium	270
Other	139
Raglan expansion
Fortuna de Cobre
Perseverance
El Pachon
El Morro
Lady Loretta
Onaping Depth
Fraser Morgan
Total	$1,134

Consolidated Statement of Cash Flow

	1st Qtr
US$ millions	2005	2004

Cash from operations	451	348
Change in operating working capital	(66)	(88)
	385	260
Capital investments	(110)	(124)
Other investment activities	(3)	10
Sale of assets and investments	3	2
Cash before financing activities	275	148

Financing activities
Long-term debt, including current portion
Issued	13	28
Repaid	(154)	(44)
Issue of common shares	8	13
Dividends	(42)	(38)
Issue of common shares - minority shareholders, net	16	11
	(159)	(30)

Increase in cash and cash equivalents	116	118
Cash and cash equivalents, beginning of period	884	501
Cash and cash equivalents, end of period	1,000	619

Ratio Analysis

	Mar. 31 2005		Dec. 31 2004
Net debt - US$ millions	2,286		2,544

Total capitalization - US$ millions	6,568		6,580

Net debt to capitalization	35%		39%

Cash and available bank lines - US$	$1.8	B	$1.6	B

Capital Investments – 2005F

Forecast (US$ millions)
Koniambo development	$146
Kidd Mine extension	$86
Nickel Rim South project	$61
Collahuasi molybdenum circuit	$18
El Morro	$17
Lomas Bayas	$8
Raglan milling circuit expansion	$21
Kabanga	$15
Sustaining Capital and other	$309

Total	$681

[LOGO]

1st Quarter 2005 Conference Call

Concluding Remarks April 26th 2005

DRAFT April 25, 2005

[GRAPHIC]

Summary

•                  Fundamentals for base metals continue to be very strong

•                  Noranda remains well positioned to benefit from rise in commodity prices from expanded copper, nickel and aluminum output in 2005

Proposed Issuer Bid and Merger with Falconbridge

•                              Noranda issuer bid expires on April 28, 2005

•                              Falconbridge merger offer expires on May 5, 2005

•                              Recently met with over 150 large institutional investors in Canada, U.S. and Europe

•                              Feedback has been very encouraging

•                              Positive aspects for Noranda and Falconbridge have been recognized as:

•                              Simplification of ownership structure

•                              Removal of sale process uncertainty

•                              Increased public float and shareholder liquidity

•                              Opportunity for a re-rating of the company to similar trading ranges of comparable mining companies

•                              Will become one of the world’s largest base metals producers

•                              High quality portfolio of long-life, low-cost, low-risk assets and growth projects

[LOGO]

First Quarter Conference Call

April 26th , 2005

[GRAPHIC]